Filed by Marvell Technology, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lumentum Holdings Inc.

Commission File No.: 001-36861

On November 2, 2026, Matt Murphy, CEO of Marvell Technology, Inc. (“Marvell”), and Michael Hurlston, CEO of Lumentum Holdings Inc. (“Lumentum”), participated in an interview on “Fox Business: The Claman Countdown.” A copy of the transcript for the interview can be found below.

Matt Murphy and Michael Hurlston Fox Business; The Claman Countdown Interview

LIZ: A history making deal in the tech sector is marrying AI semiconductors with optical components for data centers. Custom chipmaker Marvell is acquiring Lumentum at an enterprise value of $115 billion dollars in an all-stock transaction that values Lumentum at $1,100 per share. That’s a 24% premium from the closing price back on October 28th — right before reports of the deal started to emerge. Marvell designs custom AI chips and other tech that connects processors and moves data around data centers at super-fast speeds, which is where Lumentum comes in. Buying Lumentum would expand its offerings in technology that uses light to move data super fast between chips and servers. Marvell Technologies CEO Matt Murphy and Lumentum CEO Michael Hurlston join us now live. Matt, clearly, investors are not feeling the love here. Both Marvell and Lumentum are selling off. What are they getting wrong about this deal?

MATT: Hey Liz, hey — thanks for having us on. It’s really a historic day for the two companies. We’re putting together basically the best-in-class leader in AI connectivity technology for semiconductors with the leader in photonics, and it’s something — to get to your question — that hasn’t been done before. So we both have a shared vision, Liz, of this convergence of semiconductor and photonic technology together, and that’s happening. Because as you go inside the data center, there’s a new category of connectivity called scale-up networking. This is connecting GPUs to each other — or XPUs — and basically creating a large compute fabric.

That trend — and what maybe is missed — is that that trend is happening now. We’re seeing strong ramps for the Marvell business in scale-up optics. Next year, Michael can talk about it on his side, and that’s only going to get stronger in 2028. So the core businesses are doing really well. But what’s layering on top, which maybe isn’t as well understood, is the magnitude of the scale of the optics ramp.

I’d point out finally that if you take both companies and you just look from this year — calendar 2026 to 2028 — and you just look at facts and you look at earnings per share, projecting growth based on Street estimates, Marvell is the fastest growing company in the S&P on a projected basis on EPS growth of all the big tech names, and Lumentum is number four. So the earnings growth is in front of us. The trend is happening, and the combination is accretive to earnings — not dilutive. So I think the market’s risk-off. There’s a lot of shifts going on. It’s day one. But the story is incredibly compelling. Our stories stand alone — Michael standalone — and together, because of the additional opportunity we see with each other, there’s an opportunity to really outperform as a combined company.

LIZ: It’s almost as if the market at this moment — you see IPOs stop or pull from the market because they say “due to market conditions.” Market conditions change every 48 hours lately when it comes to AI. Michael, you and I have spoken — you have unbelievable demand. You’re coming out with earnings, I believe Thursday. So I know you’re in a quiet period on that level, but we see what the analysts are expecting: more than a 200% jump in earnings per share for the most recent quarter. So you’ve got — as Matt puts it — this long runway that you can see, and the fact that it would be accretive is something that usually is what gets people excited. So could this simply be just a weird moment in time where people are nervous on Day A and not nervous on Day B?

MICHAEL: Look, let me start, Liz, by thanking you as usual for having me on the show. We actually released earnings today

LIZ: Oh I‘m sorry. Go ahead.

MICHAEL: No problem — it’s gotten lost in the backwash. The earnings were phenomenal. So we actually hit our number for our fiscal Q1 — the September quarter — and guided to incredible growth in December. We beat, I think, every estimate on both sell and buy side by posting a guide of $1.6 billion, and the big story was our gross margins. You and I have talked about margins a number of times. Our margins are actually now 53% in the guide. So this is an unbelievable quarter. You know, I think people are saying: is something wrong with the Lumentum business? No. Is something wrong with the Marvell business? No. Both companies — as Matt said — are executing phenomenally well, and what we see, Liz, is a multiplying effect where we’re going to do much better together in two years than we would on a standalone basis. And that’s really saying something, given the trajectory of both companies.

LIZ: Matt, to that point — what can you, what will you be able to do together that you were not able to do apart?

MATT: Yeah, thanks for that question. So just to frame it in terms of economics for a second — and I’ll talk about the solution. Marvell as a standalone company has a $400 billion total addressable market that we’re addressing. We just presented on that last month at our investor day — a very well-articulated, bottoms-up plan and trust to drive outsized growth into that. Lumentum’s prior stated total available market was about $90 billion. So that’s $490 billion between the two.

But as we went through the diligence process and worked out what we could possibly do together, and the teams got together, traded notes, and looked at the opportunities from both lenses — the opportunity is actually $60 billion dollars higher together. And a lot of the reasons for that is: one, we can address opportunities that maybe we weren’t in before that Lumentum can pull us into, and there’s TAM that gets created when we hold those solutions together. And vice versa.

And by the way, this timing increase is really in the scale-up networking space — in terms of NPO and CPO solutions — where there’s just more value we can add. For example, we might be selling individual components, but combined with Lumentum, we could sell an entire module. So things like that increase our TAM — which, by the way, with the market share that we can probably drive, would drive significant revenue synergies over time.

Another example: today, when you look at what you need to do to actually connect all of these different accelerator and processor units together, you need a few things. You need the processor itself — that could be a standalone GPU, or it could be a custom accelerator, which Marvell builds. On the other side, you need a switch — either a packet switch or what’s called a UAL switch, which is another independent standard that is going to connect all of the processor units together. And then you need optical communications between them.

So in that system, what we’re being asked to do right now — which is not what the old business model was for optics — when scale-up came, we have to provide the entire solution. Customers are pushing on Michael to provide a full solution; he’s got one piece, I’ve got the other piece. And so what happens in the chip business is: the faster you can get to market, Liz, the higher the revenue and the higher the market share and the profitability. We think we can pull in significantly customer designs we’re working on independently — for our customers to go to market and go to production much sooner.

So when you add all that up, it’s really going to be a home run for our customers. And I’ve got to tell you, all the feedback we’ve gotten has been tremendous. I’ve talked to all the big hyperscalers and ecosystem partners. Mike has done his checks, and we’re receiving tremendous support.

LIZ: Well, that total addressable market point — it could be more than half a trillion dollars. I think the market likes that, because — okay, these are minuscule moves — but Marvell’s coming up off its low right now as you guys are talking, and Lumentum is slightly up off its low as well. Nvidia is a strategic partner in both of you. Have you talked to them, Michael? How has Jensen received this news?

MICHAEL: Yeah, Matt talked to Jensen really early on in the process and explained what we were thinking about. And I think the reaction from Nvidia has been super positive. We have another discussion with them after this call, really trying to explain the merits of this combination. You know, as you correctly said in your comments, Nvidia has invested in Marvell, Nvidia has invested in Lumentum. We think we can actually bring a lot more product to bear, a lot more quickly, in this combination.

LIZ: Matt, at any point — especially Friday — did you think about holding off on announcing this? Because we had such a big sell-off on Friday, and nobody liked that Alphabet and Amazon are cash flow negative. You guys are not, but I mean — this was a bad day for the NASDAQ.

MATT: Right. Yes, things were great until Thursday, and then — you know — you have things happen in the market. A couple things on that: first, absolutely no wavering whatsoever. I mean, there are moments in time — and as we’ve seen, Liz, over the last three years in the AI cycle — you’ve had risk-on and risk-off and markets moving around. But ultimately what gets proven out in the investment community is delivering sustainable, predictable results with the business model where you’ve got long-term sustainable competitive advantage. Marvell has that, Lumentum has that. So you saw their businesses off to the races.

You know, I’m guiding in about a month, so we’ll update our results at that time. But if you look at the trajectory of both businesses — very strong, best-in-class growth. So there’s — you’ve got to just go and get these things done. And what I would say is: one, it’s an all-stock transaction. So this is really about the relative ownership, Liz. And whether we’re trading at $180 or $280, the relative ownership — which was already negotiated as part of the transaction — was Michael and I haggling it out until we finally got to a point where it was too high for me and too low for him, and we hit the sweet spot. That relative ownership is very, very compelling for Lumentum shareholders, and would be agnostic of whatever the market conditions are.

The one thing I’ll finally leave you with is this: this is a once-in-a-generation opportunity. It’s very rare that you can find two companies of the caliber of Lumentum and Marvell — that are number one in their respective areas — that find a moment in time where you can combine and create a category leader in a new category. Right? This AI connectivity category is going to be as consequential as, say, the compute category, or the fab category, or the IT licensing category. These are big categories. And unique category leaders in each of them.

And if you just take the pro-forma company and you look at the revenue scale of it today — by the way, if you take Michael’s guide plus my consensus for Q4, which I’m going to report about a month from now — the companies would be on a $21 billion dollar annualized run rate, with operating margins today of over 40%, growing at — you know — a massive rate. As you said, Michael’s basically been doubling his EPS; we’re growing at a fast rate.

So the idea is: you can’t time this stuff, Liz. There’s no way to time it perfectly. You just have to do it. And I think the fact that we’re the first mover — also — is taking some people some time to absorb. But I’m pretty sure that when this is all said and done, the next players that want to go make these moves on the chessboard will now be looking at a number two or a number three combining with a number three or number four. The two number ones have had the foresight to do it. But you take more risk when you do it, and sometimes being unorthodox is what you have to do in order to get the outsized return.

LIZ: I’m sure time will tell. But I’m sure Broadcom is looking at this saying, maybe we need to be doing something.

Either way, when I hear accretive to earnings, that is a positive. We shall wait to see if investors and Wall Street continue to see it that way. Matt, I hope you come back for earnings. And Michael, thank you once again for coming on. It’s great to have you both. And listen, there’s never a right time — it’s like, when should we have a baby? There’s never a right time. So just do it. Thanks, guys.

MATT: Thank you so much.

MICHAEL: Thank you.

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology, Inc. (“Marvell”) and Lumentum Holdings Inc. (“Lumentum”) (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.